UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*


                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind
                       c/o Sills, Cummis, Zuckerman et al.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                   -------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                December 21, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:      /  /

Check the following box if a fee is being paid with this statement: / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62888Q109

1.     Name of Reporting Person:    CAROLE SALKIND

       S.S. or I.R.S. Identification No. of Above Person:  ###-##-####
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2.     Check the Appropriate Box if a Member of a Group (see instructions)
                                                     (a)      /  /
                                                     (b)      /  /
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3.     SEC Use Only
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4.     Source of Funds: PF
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5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                     /  /
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6.     Citizenship or Place of Organization:  United States
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Number of                        7.     Sole Voting Power
Shares                                  108,085,978 (a) (b) (c) (d) (e)
Beneficially                     8.     Shared Voting Power
Owned by                                -0-
Each Reporting                   9.     Sole Dispositive Power
Person With:                            108,085,978 (a) (b) (c) (d) (e)
                                 10.    Shared Dispositive Power
                                        -0-
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         108,085,978 (a) (b) (c)(d) (e)
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12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (see instructions)                                           /  /
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13.    Percent of Class Represented by Amount in Row (11):  26.2%
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14.    Type of Reporting Person:  IN
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Footnotes: (a) Assumes the conversion in full of a secured convertible note of the Issuer in the principal amount of $1,000,000 (the "Note"), held by the Reporting Person. On September 19, 1999, the Issuer and the Reporting Person agreed to amend the Note and the Secured Convertible Note Subscription Agreement pursuant to which the Note was issued. Under the amended terms, the Note is convertible into common stock of the Issuer at any time from issuance until maturity at a conversion price equal to the lesser of (i) $0.172, the lowest closing bid price for the common stock on the NASD's O.T.C. Bulletin Board at any time during September 1999, (ii) the average of the closing bid prices for such common stock on the OTC Bulletin Board for the five consecutive trading days ending one trading day prior to the date a conversion notice is sent to the Issuer, and (iii) $0.17, but in no event may such conversion price be less than $0.12 per share. The above calculations are based on an assumption that a conversion notice was delivered on December 21, 2001. The average of the closing bid prices for the common stock of the Issuer for the five consecutive trading days ending on December 21, 2001 was $0.063. Therefore, the conversion was assumed to be at $0.12 as provided above. To date the Reporting Person has not converted any of the Notes.

         (b) Assumes the exercise in full of the following four warrants granted to the Reporting Person: (i) a warrant issued on February 13, 2001 to purchase $500,000 worth of either the Issuer's common stock at $0.071 per share, (after amending such warrants exercise price from $0.21 per share effective December 21, 2001) or the common stock of Pro Tech Communications, Inc. held by the Issuer at $0.44 per share, (ii) a warrant issued on May 14, 2001 to purchase 500,000 shares of the Issuer's common stock at $0.071 per share, (after amending such warrants exercise price from $0.13 per share effective December 21, 2001)
(iii) a warrant issued on August 22, 2001 to purchase 625,000 shares of the Issuer's common stock at $0.071 per share, (after amending such warrants exercise price from $0.093 per share effective December 21, 2001), (iv) a warrant issued on September 28, 2001 to purchase 1,000,000 shares of the Issuer's common stock at $0.071 per share, (after amending such warrants exercise price from $0.115 per share effective December 21, 2001) and (v) a warrant issued on December 21, 2001 to purchase 1,250,000 shares of the Issuer's common stock at $0.071 per share. On February 13, 2001 the closing bid price of the Issuer's common stock was $0.21 per share and the closing bid price of the common stock of Pro Tech Communications, Inc. ("Pro Tech") was $0.44 per share, on May 14, 2001 the closing bid price of the Company's common stock was $0.126 per share on August 22, 2001 the closing bid price of the Issuer's common stock was $0.093 per share, and on September 28, 2001 the closing bid price of the Issuer's common stock was $0.115 per share and, on December 21, 2001 the closing bid price of the Issuer's common stock was $0.085 per share, all as reported by the NASD's O.T.C. Bulletin Board. The above calculations are based on an assumption that a conversion notice was delivered on December 21, 2001 converting such warrants into shares of the Issuer's common stock.

         (c) Assumes the conversion in full of a secured note of the Issuer in the principal amount of $1,673,393.07 (the "Second Note") as issued to the Reporting Person on August 22, 2001. On August 22, 2001 the Issuer and the Reporting Person agreed to roll over four secured convertible notes, dated June 4, 1999, June 11, 1999, July 2, 1999 and July 23, 1999, respectively, of
$1,250,000 aggregate principal amount plus interest and default interest accrued thereunder, into the Second Note which matures on December 22, 2001. Under its terms, the Second Note is convertible into fully paid and non-assessable shares of common stock of the Issuer and may be exchanged for (i) fully paid and non-assessable shares of common stock, owned by the Issuer, of Artera Group International Limited ("Artera") at Artera's initial public offering price, (ii) fully paid and non-assessable shares of common stock, owned by the Issuer, of Distributed Media Corporation International. Limited ("DMCI") at DMCI's initial public offering price or (iii) fully paid and non-assessable shares of common stock, owned by the Issuer, of Pro Tech at the conversion price or exchange price, as the case may be, as provided in the Second Note at any time from issuance to maturity. The conversion price for the conversion of the Second Note into the Issuer's common stock is equal to the lesser of (i) the average of the closing bid prices for the Issuer's common stock on the NASD O.T.C. Bulletin Board or on the principal securities exchange or other securities market on which the Issuer's common stock is then being traded, for the five consecutive trading days ending one trading day prior to the date the conversion notice is sent by the holder to the Issuer or (ii) $0.093, but in no event may the conversion be less than $0.093 per share. The exchange price for exchange of the Second Note for shares of Pro Tech common stock shall be at $0.14 per share. The exchange price for the exchange of the second Note for Artera and DMCI common shares shall be at the Artera and DMCI initial public offering prices, respectively. The conversion price and each of the respective exchange prices shall be subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalizations, reclassifications and similar events. The above calculations are based on an assumption that a conversion notice was delivered to the issuer on December 21, 2001. The average of the closing bid prices for the common stock of the Issuer for the five consecutive trading days ending on December 21, 2001 was $0.063. Therefore, the conversion was assumed to be at $0.093. As of December 21, 2001 the Reporting Person has not converted the Second Note.

         (d) Assumes the conversion in full of a secured note of the Issuer in the principal amount of $2,535,468.80 (the " Third Note") as issued to the Reporting Person on September 28, 2001. On September 28, 2001 the Issuer and the Reporting Person agreed to roll over a secured convertible note dated May 14, 2001, of $1,361,615 aggregate principal amount plus interest and default interest accrued thereunder, into the Third Note which matures on September 28, 2002. Under its terms, the Third Note is convertible into fully paid and non-assessable shares of common stock of the Issuer and may be exchanged for (i) fully paid and non-assessable shares of common stock, owned by the Issuer, of Artera at Artera's initial public offering price, (ii) fully paid and non-assessable shares of common stock, owned by the Issuer, of DMCI at DMCI's initial public offering price, fully paid and non-assessable shares of common stock, owned by the Issuer, of Pro Tech, at the conversion price or exchange price, as the case may be, as provided in the Third Note at any time from issuance to maturity. The conversion price for the conversion of the Third Note into the Issuer's common stock is equal to the lesser of (i) the average of the closing bid prices for the Issuer's common stock on the NASD O.T.C. Bulletin Board or on the principal securities exchange or other securities market on which the Issuer's common stock is then being traded, for the five consecutive trading days ending one trading day prior to the date the conversion notice is sent by the holder to the Issuer or (ii) $0.093, but in no event may the conversion be less than $0.093 per share. The exchange price for exchange of the Third Note for shares of Pro Tech common stock shall be at $0.14 per share. The exchange price for the exchange of the Third Note for Artera and DMCI common shares shall be at the Artera and DMCI initial public offering prices, respectively. The conversion price and each of the respective exchange prices shall be subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalizations, reclassifications and similar events. The above calculations are based on an assumption that a conversion notice was delivered to the issuer on December 21, 2001. The average of the closing bid prices for the common stock of the Issuer for the five consecutive trading days ending on December 21, 2001 was $0.063. Therefore, the conversion was assumed to be at $0.093. As of December 21, 2001 the Reporting Person has not converted the Third Note.

         (e) Assumes the conversion in full of a secured note of the Issuer in the principal amount of $2,014,269.55 (the "Fourth Note") as issued to the Reporting Person on December 21, 2001 at a conversion price of $0.071 per share. The Fourth Note includes $1.0 million new funding from the Reporting Person and the roll over of two secured convertible notes dated August 25, 1999 and September 9, 1999, of $500,000 and $250,000 principal amount plus interest and default interest accrued thereunder, respectively, which matures on December 21, 2002. Under its terms, the Fourth Note is convertible into fully paid and non-assessable shares of common stock of the Issuer and may be exchanged for (i) fully paid and non-assessable shares of common stock, owned by the Issuer, of Artera at Artera's initial public offering price, (ii) fully paid and non-assessable shares of common stock, owned by the Issuer, of DMCI at DMCI's initial public offering price, (iii) fully paid and non-assessable shares of common stock, owned by the Issuer, of Pro Tech, at the conversion price or exchange price, as the case may be, as provided in the Fourth Note at any time from issuance to maturity. The conversion price for the conversion of the Fourth
Note into the Issuer's common stock is equal to the lesser of (i) the average of the closing bid prices for the Issuer's common stock on the NASD O.T.C. Bulletin Board or on the principal securities exchange or other securities market on which the Issuer's common stock is then being traded, for the five consecutive trading days ending one trading day prior to the date the conversion notice is sent by the holder to the Issuer or (ii) $0.071, but in no event may the conversion be less than $0.071 per share. The exchange price for exchange of the Fourth Note for shares of Pro Tech common stock shall be at $0.06 per share. The exchange price for the exchange of the Fourth Note for Artera and DMCI common shares shall be at the Artera and DMCI initial public offering prices, respectively. The conversion price and each of the respective exchange prices shall be subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalizations, reclassifications and similar events. The above calculations are based on an assumption that a conversion notice was delivered to the issuer on December 21, 2001. The average of the closing bid prices for the common stock of the Issuer for the five consecutive trading days ending on December 21, 2001 was $0.063. Therefore, the conversion was assumed to be at $0.071. As of December 21, 2001 the Reporting Person has not converted the Fourth Note.

Item 1.    Security and Issuer

         This statement relates to the common stock, par value $.01 per share, of NCT Group, Inc. ("NCT" or the "Issuer"). The principal executive offices of NCT are located at 20 Ketchum Street, Westport, CT 06880.

Item 2.    Identity and Background

          (a) Carole Salkind

          (b) c/o Sills, Cummis, Zuckerman, Radin, Tischman, Epstein & Gross, One Riverfront Plaza, Newark, New Jersey 07102.

          (c) Executive Assistant to the Chairman of the firm named in (b) above which is engaged in the private practice of law at the address set forth in
     (b) above. Such law firm is unaffiliated with NCT and has not performed legal services for NCT during the past twelve months.

          (d) During the last five years Carole  Salkind has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years Carole Salkind has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Carole Salkind was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) United States of America

Item 3.    Source and Amount of Funds or Other Consideration

         Carole Salkind purchased or acquired: (1) the notes convertible into NCT's common stock described in footnote (a) above in private placements under
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act");
(2) the warrants described in footnote (b) above in five private placements under Section 4(2) of the Securities Act; (3) the notes convertible into NCT's common stock described in footnotes (c), (d) and (e) above in three private placements under Section 4(2) of the Securities Act; (4) 4,303,425 shares of NCT's common stock upon conversion of a convertible note in a private placement under Section 4(2) of the Securities Act; (5) 863,250 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act, each placed through the O.T.C. Bulletin Board; (6) 9,542,143 shares of NCT's common stock in four private transactions with NCT under Section 4(2) of the Securities Act, each placed through the NASDAQ National Market System; and (7) 1,000,000 shares of NCT's common stock acquired in a private placement under Regulation D under the Securities Act. In each of these transactions, excluding the acquisition of the warrants and the conversion of the notes, Carole Salkind paid cash from personal funds.

Item 4.    Purpose of Transaction

         The purpose of the acquisition of the subject stock of the Issuer was and is for investment purposes only with no view to acquire or otherwise exercise control of or over the Issuer. Carole Salkind intends to review on a continuing basis her investment in the Issuer. As of the date of the filing of this Schedule 13D, Carole Salkind has determined to acquire up to 5,000,000 additional shares of common stock in open market purchase from time to time. Carole Salkind has not determined to acquire additional securities of the Issuer or to dispose of the shares of stock Carole Salkind owns, although she reserves the right to decide to take any of such actions in the future. Any such determination will depend on market conditions prevailing from time to time, and on other conditions, which may be applicable depending on the nature of the transaction or transactions involved.

Item 5.    Interest in Securities of the Issuer

         (a) - (b) Carole Salkind owns 108,085,978 shares of NCT stock, representing approximately 26.2% of the 412,375,987 shares of NCT's stock outstanding, as reported as outstanding in NCT's Form 10-Q for the quarter ended September 30, 2001. Carole Salkind has sole voting and disposition power of all such shares. See Footnote (a) and (b) above.

         (c)               Not applicable.

         (d)               Not applicable.

         (e)               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

           Not applicable.

Item 7.    Material to Be Filed as Exhibits

           Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001



                                 /s/ CAROLE SALKIND
                                 Carole Salkind